FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 Hong Kong Stock Code: 5

14 June 2023

HSBC HOLDINGS PLC
ANNOUNCEMENT PURSUANT TO RULE 14.36 OF THE HONG KONG LISTING RULES
UPDATE ON SALE OF RETAIL BANKING BUSINESS IN FRANCE

HSBC Continental Europe ('HBCE') has today signed a further Memorandum of Understanding regarding certain potential changes to the terms of the sale of its French retail banking business.

The following potential changes are designed to enable the Purchaser to satisfy its future capital requirements (following significant interest rate rises since the sale was first agreed in 2021) and to obtain regulatory approval for the transaction:

●         the indirect shareholder of My Money Group will contribute €225m of capital to My Money Group by closing;
●         HBCE will retain a portfolio of €7.0bn of home loans, which was originally part of the sale (and in respect of which HBCE may consider on-sale opportunities at a suitable time), with HBCE including cash, equivalent to the carrying value of those loans, in the transaction perimeter;
●         the net asset value of the business to be transferred at closing will be set by reference to the prevailing mortgage interest rate and the 10-year mid-swap rate at the closing date of the transaction (the 'Prevailing Rates') capped at €1.720bn;
●         depending on the Prevailing Rates, HBCE will receive a profit participation interest of 1.25 times the amount invested (carrying PIK interest of 8% per annum on the outstanding balance) in exchange for investing capital into My Money Group's top holding company - the maximum amount invested would be €407m, and the aggregate of the actual net asset value delivered at closing and this investment would not exceed €1.768bn;
●         a long term agreement for HBCE to license the Crédit Commercial de France ('CCF') brand to the Purchaser;
●         enhancements for HBCE in respect of insurance and asset management distribution agreements with the Purchaser; and
●         operational and servicing arrangements necessary to implement the above arrangements.

The changes do not alter the underlying rationale for the transaction, which will allow HBCE to focus on its international wholesale business model. There is no immediate change to the accounting treatment of the French retail business - there will be an information and consultation process with respective works councils and the transaction remains subject to regulatory approvals. The parties are aiming to close the transaction on 1 January 2024.

The financial impact of the transaction for the HSBC Group is now expected to be:
●         A cumulative pre-tax loss on sale up to $2.7bn, including an estimated up to $2.2bn[1], expected to be recognised during 2H23[2]. The final pre-tax loss on sale will be determined at closing, by reference to prevailing rates at the time and the value of the profit participation interest (if relevant). No immediate additional tax benefit.
●         An estimated reduction of $2.7bn in RWAs[3] and c.$1.9bn TNAV at closing.
●         Ongoing costs associated with the retention of $7.6bn of home loans, net of income on distribution agreements and brand licensing, for an estimated after-tax loss of $0.1bn for 2024.
●         CET1 reduction estimated at 25bps upon reclassification of the business as held-for-sale (expected in 2H23), reducing to c.20bps by closing (broadly unchanged compared to prior terms).

On 18 June 2021, HSBC Holdings plc ('HSBC') announced (the '2021 Announcement') that HSBC Continental Europe ('HBCE') had signed a Memorandum of Understanding with Promontoria MMB SAS ('My Money Group') and its subsidiary Banque des Caraïbes SA (the 'Purchaser', and together with My Money Group, the 'Purchaser Group') regarding the potential sale of HBCE's retail banking business in France (the 'Business') (the 'Transaction'). The parties subsequently entered into a binding framework agreement ('Framework Agreement') on 25 November 2021. My Money Group and the Purchaser are under the control, directly or indirectly, of funds and accounts managed or advised by Cerberus Capital Management L.P.

On 14 April 2023, HSBC announced that following significant interest rate rises since the sale terms were agreed in 2021, completion of the Transaction was less certain and that the Business was no longer being classified as held for sale.

The parties have today signed a further Memorandum of Understanding ('MoU') regarding certain potential changes to the terms of the Transaction (the 'Potential Changes') which are designed to enable the Purchaser to satisfy its future capital requirements and to obtain regulatory approval for the Transaction. The Potential Changes do not alter the underlying rationale for the Transaction as set out in the 2021 Announcement.

The Potential Changes involve changes to the Transaction perimeter and amendments to certain other agreements as summarised below:

●         the indirect shareholder of My Money Group contributing €225m of capital to My Money Group by the closing date of the Transaction ('Closing');
●         the retention of a portfolio of €7.0bn of home and certain other loans by HBCE, that was originally planned to transfer as part of the sale, which will be serviced by the Purchaser post-Closing and in respect of which HBCE may consider on-sale opportunities at a suitable time;
●         HBCE including a cash amount equivalent to the carrying value of the retained portfolio of loans in the Transaction perimeter;
●         the net asset value of the Business agreed to be transferred at Closing will be set by reference to the prevailing mortgage interest rate (the 'Origination Rate') and the 10-year mid swap rate (the 'Swap Rate') at the closing date of the Transaction (together, the 'Prevailing Rates') capped at €1.720bn;
●         depending on the Prevailing Rates, HBCE would receive a profit participation interest in exchange for investing capital into the top holding company of My Money Group - key features of the profit participation arrangement include:
o  the maximum consideration payable for the profit participation interest would be €407m (and the aggregate of the actual net asset value delivered at Closing and the investment made in the profit participation interest would not exceed €1.768bn);
o  the nominal value of the profit participation interest would be 1.25 times the amount invested by HBCE (so, illustratively, a maximum investment of €407m would represent a profit participation value of €509m);
o  the profit participation interest will attract payment-in-kind ('PIK') interest of 8% per annum on the outstanding balance;
o  payment of the profit participation interest would be payable out of distributions from, or proceeds from the sale of My Money Group ('Available Proceeds');
o  the profit participation interest would be paid out of Available Proceeds in priority to distributions to the Cerberus funds in respect of their existing indirect investment in My Money Group;
●         the retention of the Crédit Commercial de France ('CCF') brand by HBCE, and the entry into a long term agreement for HBCE to license the CCF brand to the Purchaser;
●         certain enhancements to the insurance distribution agreement between HSBC Assurances Vie (France) and the Purchaser;
●         certain enhancements to the asset management distribution agreement between HSBC Global Asset Management (France) and the Purchaser; and
●         operational and servicing arrangements necessary to implement the above arrangements.

The signing of the MOU has been approved by the boards of directors of HBCE, My Money Group and the Purchaser.
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Financial terms and impact of the Transaction (taking into account the Potential Changes)

The terms of the Transaction announced in 2021 contemplate HBCE transferring the Business to the Purchaser with a net asset value of c.€1.65bn (c.$1.8bn) on Closing, subject to adjustment in certain circumstances, in exchange for consideration of €1 ($1.08). Taking into account the Potential Changes, the net asset value to be transferred in connection with the Transaction is expected to be substantially unchanged from the terms of the Transaction announced in 2021.

There is no immediate change to the accounting treatment of the French retail business under IFRS - there will be an information and consultation process with respective works councils and the transaction remains subject to regulatory approvals. Temporary deferred tax liabilities may arise as a result of differences in accounting treatment between IFRS and HBCE accounts prepared on a French GAAP basis.

Taking into account the Potential Changes, the financial impacts of the Transaction on the HSBC Group (on a consolidated basis) are currently expected to be[4]:
●         the recognition of a pre-tax loss on sale estimated at up to $2.2bn upon reclassification of the Business as held for sale, expected during 2H23. The final pre-tax loss on sale will be determined at Closing, by reference to the Prevailing Rates at the time, and the value of the profit participation interest (if relevant). There would be no immediate additional tax benefit. The cumulative Transaction loss across 2021-2024 is estimated at $2.7bn based on observed rates, including $0.4bn in goodwill impairment recognised in 2022 and not subsequently reversed in 2023.
●         An estimated reduction of $2.7bn in RWAs[5] and an estimated $1.9bn tangible net asset value (consisting of the estimated loss excluding intangibles impairments) at Closing (based on the current estimate of the financial impact).
●         Ongoing costs associated with the retention of $7.6bn of home and certain other loans, net of income on distribution agreements and brand licensing for an estimated after-tax loss of $0.1bn in 2024 based on expected funding rates.
●         CET1 reduction estimated at 25bps upon reclassification of the Business as held-for-sale (expected in 2H23), reducing to approximately 20bps by Closing (broadly unchanged compared to prior terms). Any value ascribed to the profit participation interest does not attract a regulatory capital benefit.

The table below sets out the expected estimated position, assuming a Swap Rate of 3.0 % and an Origination Rate of 4.0%, in each case at Closing, and a nil initial value ascribed to the profit participation interest. To the extent that the expected Swap Rate and Origination Rate at Closing vary and a value is ascribed to the profit participation interest, the estimated transferring net asset value and therefore pre-tax loss may reduce.

	Estimate as at 31 May 2023	Expected timing of P&L impact
Estimated transferring net asset value[6]	$1.9bn	2H23
Purchase price expected to be payable on Closing	€1 ($1.08)
Estimated resulting pre-tax loss	($1.9bn)
Other estimated P&L transaction impacts (including transaction costs, write-offs and recycling reserves)	($0.4bn)	2021-2024
Goodwill impairment	($0.4bn)	2022
Estimated total pre-tax loss on sale for HSBC Group[7]	($2.7bn)
Of which: estimated to be recognised upon reclassification as held for sale	($2.2bn)	2H23

Given the financial terms of the Transaction, it is not expected that the Transaction will result in any net proceeds of sale for the HSBC Group.

The Board of Directors of HSBC Holdings plc believes the terms of the Transaction (as varied by the Potential Changes) remain fair and reasonable and in the interests of shareholders as a whole. The financial terms and aggregate contemplated consideration of the Transaction (as varied by the Potential Changes) were arrived at after arm's length negotiations and having taken into account the value of the component elements of the Business and the reasons for the Transaction as set out in the 2021 Announcement (as well as the Potential Changes set out above).

Indicative timetable, next steps and conditions

The MoU records the status of the negotiations between the parties in respect of the Potential Changes and sets out the information and consultation process of HBCE and the Purchaser with their respective works councils, which will commence shortly. If, following the outcome of these processes, the parties were to decide to implement the Potential Changes, they would enter into the requisite binding agreements.

The Transaction remains subject to regulatory approvals. The parties are aiming to close the Transaction on 1 January 2024. The long stop date for the Transaction is 31 May 2024, extendable to 29 November 2024 in certain circumstances.

Listing Rules implications

The entering into of the MoU between the parties constitutes a material variation of the terms of the Transaction (as set out in the 2021 Announcement) and is therefore required to be disclosed pursuant to Rule 14.36 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the 'Hong Kong Listing Rules').

The Transaction (factoring in the Potential Changes) remains a Class 2 transaction for the purposes of the UK Financial Conduct Authority's Listing Rules and, in view of a cap on the overall consideration for the Transaction that has been included in the Framework Agreement (being the governing transaction agreement), also remains a disclosable transaction under the Hong Kong Listing Rules.

Miscellaneous

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Mark Tucker*, Noel Quinn, Geraldine Buckingham†, Rachel Duan†, Georges Elhedery, Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Guggenheimer†, José Antonio Meade Kuribreña†, Kalpana Morparia†, Eileen K Murray† and David Nish†.

* Non-executive Group Chairman
† Independent non-executive Director

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Investor enquiries to:

Richard O'Connor	+44 (0) 20 7991 6590	investorrelations@hsbc.com

Media enquiries to:

Press Office	+44 (0) 20 7991 8096	pressoffice@hsbc.com
Heidi Ashley	+44 7920 254057	heidi.ashley@hsbc.com
Sophie Ricord	+33 689101762	sophie.ricord@hsbc.fr

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of US$2,990bn at 31 March 2023, HSBC is one of the world's largest banking and financial services organisations.

This announcement contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'expects,' 'targets,' 'believes,' 'seeks,' 'estimates,' 'may,' 'intends,' 'plan,' 'will,' 'should,' 'potential,' 'reasonably possible', 'anticipates,' 'project', or 'continue', variation of these words, the negative thereof or similar expressions or comparable terminology. HSBC has based the forward-looking statements on current plans, information, data, estimates, expectations and projections about, among other things, results of operations, financial condition, prospects, strategies and future events, and therefore undue reliance should not be placed on them. These forward-looking statements are subject to risks, uncertainties and assumptions about us, as described under 'Cautionary statement regarding forward-looking statements' contained in the HSBC Holdings plc Annual Report on Form 20-F for the year ended 31 December 2022, filed with the SEC on 22 February 2023 (the '2022 Form 20-F'). HSBC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. No representation or warranty is made as to the achievement or reasonableness of and no reliance should be placed on such forward-looking statements. Additional information, including information on factors which may affect the HSBC Group's business, is contained in the 2022 Form 20-F.

ends/all

[1] Converted at a €/$ exchange rate of 1.08.
[2] $0.5bn recognised to date, comprising $0.4bn goodwill write-off recognised in 2022 and $0.1bn in transaction and migration costs
[3] Estimated based on the 31 March 2023 position of the business (total customer assets at this date: $23bn, inclusive of the loans to be retained)
[4] Based on 31 March 2023 HSBC Group consolidated balance sheet and capital position, and 31 May 2023 estimated financials for the Business.
[5] Estimated based on the 31 March 2023 position of the business (total customer assets at this date: $23bn).
[6] Inclusive of transferring business net asset value and profit participation interest at nil fair value.
[7] Inclusive of $0.4bn in goodwill impairment recognised in 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 14 June 2023